UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Amendment No.1

ENTERA BIO LTD.

(Name of Issuer)

Ordinary Shares, nominal value of NIS 0.0000769 per share

(Title of Class of Securities)

M40527109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40527109	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Phillip Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 780,504 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 780,504 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,504 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.32%
12	TYPE OF REPORTING PERSON IN

CUSIP No. M40527109	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Entera Bio Ltd. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Kiryat Hadassah Minrav Building - Fifth Floor, Jerusalem 9112002 Israel.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of Phillip Schwartz, a United States citizen (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is Kiryat Hadassah Minrav Building - Fifth Floor, Jerusalem 9112002 Israel.

Item 2(c).	Citizenship

The Reporting Person is a citizen of the United States.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Ordinary Shares, nominal value of NIS 0.0000769 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is M40527109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on December 31, 2019, the Reporting Person beneficially owned 780,504 Ordinary Shares, representing 4.32% of the Company’s outstanding Ordinary Shares consists of (i) 579,410 Ordinary Shares and (ii) 201,094 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of December 31, 2019. The percentage of the Company’s outstanding Ordinary Shares owned by the Reporting Person is based on 18,065,778 Ordinary Shares outstanding as of December 31, 2019, assuming the exercise of options, exercisable within 60 days of December 31, 2019, by the Reporting Person.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 780,504
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 780,504
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2020

Phillip Schwartz

By:	/s/ Phillip Schwartz
Name:	Phillip Schwartz
Title:	Executive Vice President